                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K

                                                    Exhibit Index is on Page 18

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 1996

Commission file number 0-6879




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                            CORESTATES SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                           CORESTATES FINANCIAL CORP
                               Centre Square West
                               1500 Market Street
                            Philadelphia, PA  19101

                              REQUIRED INFORMATION


The following financial statements and exhibits are filed as part of this report:

     (a)  Item 4 Financial Statements

               Report of Independent Auditors

               Statement of Net Assets Available for Benefits, with Fund Information, December 31, 1996

               Statement of Net Assets Available for Benefits, with Fund Information, December 31, 1995

               Statement of Changes in Net Assets Available for Benefits, with Fund Information, Year ended December 31, 1996

               Statement of Changes in Net Assets Available for Benefits, with Fund Information, Year ended December 31, 1995

               Notes to Financial Statements

               Supplemental Schedules

               Line 27-a--Assets Held for Investment Purposes
               Line 27-d--Reportable Transactions

     SIGNATURE

     (b)  EXHIBIT INDEX

     (c)  Exhibit 23 - Consent of Independent Auditors



Financial statement schedules not included with this report have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                             Financial Statements
                          and Supplemental Schedules

                            CoreStates Savings Plan

                    Years ended December 31, 1996 and 1995
                      with Report of Independent Auditors

                            CoreStates Savings Plan

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1996 and 1995



                                    Contents

Report of Independent Auditors........................................  1

Audited Financial Statements

Statement of Net Assets Available for Benefits, with Fund
    Information, December 31, 1996....................................  2
Statement of Net Assets Available for Benefits, with
    Fund Information, December 31, 1995...............................  3
Statement of Changes in Net Assets Available for Benefits, with Fund
    Information, Year ended December 31, 1996.........................  4
Statement of Changes in Net Assets Available for Benefits, with Fund
    Information, Year ended December 31, 1995.........................  5
Notes to Financial Statements.........................................  6


Supplemental Schedules

Line 27-a--Assets Held for Investment Purposes........................ 15
Line 27-d--Reportable Transactions.................................... 16

                        Report of Independent Auditors

The Board of Directors
CoreStates Financial Corp

We have audited the accompanying statements of net assets available for benefits of the CoreStates Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                      /s/ Ernst & Young LLP

May 30, 1997
Philadelphia, Pennsylvania                                                   1

                             CoreStates Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1996


                                                                                           Fund Information
                                                                   -----------------------------------------------------------------
                                                                       CoreStates
                                                                        Financial       CoreStates       CoreStates     CoreStates
                                                                       Corp Common        Equity            Bond       Equity Index
                                                      Total            Stock Fund          Fund             Fund            Fund
                                                 -----------------------------------------------------------------------------------
Assets
Investments, at fair value (cost $296,526,722):
   CoreStates Financial Corp common stock         $210,426,578     $210,426,578     $          -    $          -     $          -
   Mutual funds                                    199,446,716          652,433       67,749,653      18,545,937       16,063,342
   Participants' notes receivable                   15,760,146                -                -               -                -
                                                 -----------------------------------------------------------------------------------
Total investments                                  425,633,440      211,079,011       67,749,653      18,545,937       16,063,342

Receivables:
   Due from broker                                   9,071,432        8,536,682                -         184,161                -
   Accrued investment income                         2,667,991        1,981,596           60,543          93,131           58,815
   Interfund receivable                              6,165,947           13,179        1,240,342           1,091        2,306,572

Cash                                                   189,842            3,882            1,635             463              322
                                                 -----------------------------------------------------------------------------------
Total assets                                       443,728,652      221,614,350       69,052,173      18,824,783       18,429,051

Liabilities
Interfund payable                                    6,165,947        5,730,609          102,926          66,192           24,719
Due to broker                                        4,157,535          903,240          780,652               -        1,902,478
                                                 -----------------------------------------------------------------------------------
Total liabilities                                   10,323,482        6,633,849          883,578          66,192        1,927,197
                                                 -----------------------------------------------------------------------------------
Net assets available for benefits                 $433,405,170     $214,980,501     $ 68,168,595    $ 18,758,591     $ 16,501,854
                                                 ===================================================================================
                                                                          Fund Information
                                                --------------------------------------------------------------------

                                                    CoreStates       CoreStates        CoreStates       Employee
                                                    Liquidity         Balanced       International        Loan
                                                       Fund             Fund          Growth Fund         Fund
                                                --------------------------------------------------------------------
Assets
Investments, at fair value (cost $296,526,722):
   CoreStates Financial Corp common stock         $          -     $          -     $           -     $          -
   Mutual funds                                     43,178,687       48,446,691         4,809,973                -
   Participants' notes receivable                            -                -                 -       15,760,146
                                                 -------------------------------------------------------------------
Total investments                                   43,178,687       48,446,691         4,809,973       15,760,146

Receivables:
   Due from broker                                           -          350,589                 -                -
   Accrued investment income                                 -          355,248           118,658                -
   Interfund receivable                              1,380,027          116,069           679,496          429,171

Cash                                                   181,614            1,767               154                5
                                                 -------------------------------------------------------------------
Total assets                                        44,740,328       49,270,364         5,608,281       16,189,322

Liabilities
Interfund payable                                      155,771           76,870             8,860                -
Due to broker                                                -                -           571,165                -
                                                 -------------------------------------------------------------------
Total liabilities                                      155,771           76,870           580,025                -
                                                 -------------------------------------------------------------------
Net assets available for benefits                 $ 44,584,557     $ 49,193,494     $   5,028,256     $ 16,189,322
                                                ====================================================================

See accompanying notes.

                             CoreStates Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1995


                                                                                             Fund Information
                                                                   -----------------------------------------------------------------
                                                                      CoreStates
                                                                       Financial        CoreStates       CoreStates     CoreStates
                                                                      Corp Common         Equity            Bond       Equity Index
                                                       Total          Stock Fund           Fund             Fund           Fund
                                                    --------------------------------------------------------------------------------
Assets
Investments, at fair value (cost $263,298,301):
   CoreStates Financial Corp common stock           $  155,269,279   $ 155,269,279   $          -    $          -     $          -
   Mutual funds                                        172,000,187       2,864,798     53,233,595      18,099,453        7,499,044
   Participants' notes receivable                       15,262,405               -              -               -                -
                                                    --------------------------------------------------------------------------------
Total investments                                      342,531,871     158,134,077     53,233,595      18,099,453        7,499,044

Receivables:
   Contribution receivable                               1,064,101         394,904        215,412          75,421           53,360
   Due from broker                                       2,220,082               -        578,541         735,608                -
   Accrued investment income                             2,260,375       1,729,692         69,340          91,292           35,578
   Interfund receivable                                  1,402,863         101,270        251,793          16,993          380,305

Cash and cash equivalents                                  225,310           8,711          7,856           2,772              294
                                                    --------------------------------------------------------------------------------
Total assets                                           349,704,602     160,368,654     54,356,537      19,021,539        7,968,581

Liabilities
Interfund payable                                        1,402,863         290,195         98,784         253,896            5,323
Due to broker                                              526,968         130,628              -               -          321,593
                                                    --------------------------------------------------------------------------------
Total liabilities                                        1,929,831         420,823         98,784         253,896          326,916
                                                    --------------------------------------------------------------------------------
Net assets available for benefits                    $ 347,774,771   $ 159,947,831   $ 54,257,753    $ 18,767,643     $  7,641,665
                                                    ================================================================================

                                                                          Fund Information
                                                   -------------------------------------------------------------

                                                        CoreStates    CoreStates     CoreStates     Employee
                                                        Liquidity      Balanced     International     Loan
                                                          Fund           Fund        Growth Fund      Fund
                                                   --------------------------------------------------------------
Assets
Investments, at fair value (cost $263,298,301):
   CoreStates Financial Corp common stock             $          -  $          -   $          -   $          -
   Mutual funds                                         45,022,599    42,730,616      2,550,082              -
   Participants' notes receivable                                -             -              -     15,262,405
                                                   --------------------------------------------------------------
Total investments                                       45,022,599    42,730,616      2,550,082     15,262,405

Receivables:
   Contribution receivable                                 134,436       168,697         21,871              -
   Due from broker                                               -       905,933              -              -
   Accrued investment income                                     -       281,043         53,430              -
   Interfund receivable                                     41,932        49,178        125,845        435,547

Cash and cash equivalents                                  202,974         2,522            181              -
                                                   --------------------------------------------------------------
Total assets                                            45,401,941    44,137,989      2,751,409     15,697,952

Liabilities
Interfund payable                                          452,427        82,431          2,318        217,489
Due to broker                                                    -             -         74,747              -
                                                   --------------------------------------------------------------
Total liabilities                                          452,427        82,431         77,065        217,489
                                                   --------------------------------------------------------------
Net assets available for benefits                     $ 44,949,514  $ 44,055,558   $  2,674,344   $ 15,480,463
                                                   ==============================================================

See accompanying notes.

                             CoreStates Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1996


                                                                                         Fund Information
                                                                     ----------------------------------------------------------
                                                                       CoreStates
                                                                        Financial    CoreStates    CoreStates     CoreStates
                                                                       Corp Common     Equity         Bond       Equity Index
                                                          Total        Stock Fund       Fund          Fund           Fund
                                                    ---------------------------------------------------------------------------
Contributions:
  Employer                                           $    12,456,272  $  4,729,434  $  2,471,178  $    800,431  $     760,293
  Employee                                                20,381,476     7,106,096     3,868,866     1,166,364      1,988,206
                                                    ---------------------------------------------------------------------------
Total contributions                                       32,837,748    11,835,530     6,340,044     1,966,795      2,748,499

Investment income:
  Interest                                                   978,391             -             -             -              -
  Dividends on CoreStates Financial Corp
     common stock                                          7,234,871     7,234,871             -             -              -
  Dividend income                                          3,388,051       100,894        27,776     1,070,853          5,059
  Distribution of mutual funds' income                    11,771,687             -     7,275,232             -        299,615
                                                    ---------------------------------------------------------------------------
Total investment income                                   23,373,000     7,335,765     7,303,008     1,070,853        304,674

Net realized and unrealized appreciation
  (depreciation) in fair value of investments             62,192,275    55,275,161     4,478,287      (201,219)     1,959,144
Participants' withdrawals                                (40,184,131)   (4,848,873)            -             -            (86)
Participants' interfund transfers                                  -   (14,564,913)   (4,210,497)   (2,845,481)     3,847,958
Other receipts (disbursements)                             7,411,507                           -             -              -
                                                    ---------------------------------------------------------------------------
Increase (decrease) in net assets available
  for benefits during the year                            85,630,399    55,032,670    13,910,842        (9,052)     8,860,189

Net assets available for benefits at
  beginning of year                                      347,774,771   159,947,831    54,257,753    18,767,643      7,641,665
                                                    ---------------------------------------------------------------------------
Net assets available for benefits at end of year     $   433,405,170  $214,980,501  $ 68,168,595  $ 18,758,591  $  16,501,854
                                                    ===========================================================================

                                                                                  Fund Information
                                                    ---------------------------------------------------------------------------
                                                                                       CoreStates
                                                          CoreStates       CoreStates   International    Employee
                                                           Liquidity       Balanced        Growth         Loan     Distribution
                                                             Fund            Fund           Fund          Fund         Fund
                                                    ---------------------------------------------------------------------------
 Contributions:
   Employer                                              $    1,443,241  $  1,958,379   $   293,316  $          -  $          -
   Employee                                                   2,424,880     3,125,401       701,663             -             -
                                                    ---------------------------------------------------------------------------
Total contributions                                           3,868,121     5,083,780       994,979             -             -

Investment income:
   Interest                                                          -             -             -           978,391          -
   Dividends on CoreStates Financial Corp
      common stock                                                   -             -             -              -             -
   Dividend income                                            2,155,427        21,112         6,704              226          -
   Distribution of mutual funds' income                              -      3,820,122       376,718             -             -
                                                    ---------------------------------------------------------------------------
Total investment income                                       2,155,427     3,841,234       383,422         978,617           -

Net realized and unrealized appreciation
   (depreciation) in fair value of investments                        -       736,370       (55,468)              -           -
Participants' withdrawals                                             -             -          (243)     (8,413,601) (26,921,328)
Participants' interfund transfers                            (6,388,505)   (4,523,448)    1,031,222         622,931   27,030,733
Other receipts (disbursements)                                        -             -             -       7,520,912     (109,405)
                                                    ---------------------------------------------------------------------------
Increase (decrease) in net assets available
   for benefits during the year                                (364,957)    5,137,936     2,353,912         708,859           -

Net assets available for benefits at
   beginning of year                                         44,949,514    44,055,558     2,674,344      15,480,463           -
                                                    ---------------------------------------------------------------------------
Net assets available for benefits at end of year        $    44,584,557  $ 49,193,494   $ 5,028,256    $ 16,189,322  $        -
                                                    ===========================================================================

See accompanying notes.

                            CoreStates Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                         Year ended December 31, 1995

                                                                                               Fund Information
                                                                        ------------------------------------------------------------
                                                                          CoreStates
                                                                           Financial    CoreStates     CoreStates     CoreStates
                                                                          Corp Common     Equity          Bond       Equity Index
                                                             Total        Stock Fund       Fund           Fund           Fund
                                                       -----------------------------------------------------------------------------
Contributions:
  Employer                                              $    14,962,993  $  6,524,829  $ 2,648,631   $    998,211   $    380,845
  Employee                                                   17,402,508     6,127,377    3,644,446      1,294,321        601,516
                                                       -----------------------------------------------------------------------------
Total contributions                                          32,365,501    12,652,206    6,293,077      2,292,532        982,361

Investment income:
  Interest                                                      757,563             -            -              -              -
  Dividends on CoreStates Financial Corp
    common stock                                              5,951,920     5,951,920            -              -              -
  Dividend income                                             4,411,315        71,431      268,078      1,155,557          7,353
  Distribution of mutual funds' income                        3,820,053             -    1,740,641              -        297,860
                                                       -----------------------------------------------------------------------------
Total investment income                                      14,940,851     6,023,351    2,008,719      1,155,557        305,213

Net realized and unrealized appreciation in
  fair value of investments                                  69,669,824    47,411,963   12,453,132        879,214        847,648
Participants' withdrawals                                   (53,885,646)   (6,291,910)      (9,764)          (800)             -
Transfer from IBI Savings Plan                               13,535,481     3,142,385    2,223,828      1,227,437        377,337
Transfer from IBI Capital Accumulation Savings Plan          23,476,385     4,672,250    3,876,243      1,692,315        536,084
Participants' interfund transfers                                     -    (8,078,007)  (8,922,396)    (3,667,290)     3,630,630
Other receipts (disbursements)                                5,721,683      (793,918)           -              -              -
                                                       -----------------------------------------------------------------------------
Increase in net assets available
  for benefits during the year                              105,824,079    58,738,320   17,922,839      3,578,965      6,679,273

Net assets available for benefits at
  beginning of year                                         241,950,692   101,209,511   36,334,914     15,188,678        962,392
                                                       -----------------------------------------------------------------------------
Net assets available for benefits at end of year        $   347,774,771  $159,947,831  $54,257,753   $ 18,767,643   $  7,641,665
                                                       =============================================================================
                                                                                      Fund Information
                                                      -------------------------------------------------------------------------
                                                                                     CoreStates
                                                        CoreStates     CoreStates  International     Employee
                                                         Liquidity      Balanced       Growth          Loan       Distribution
                                                           Fund           Fund          Fund           Fund           Fund
                                                      -------------------------------------------------------------------------
Contributions:
  Employer                                             $  1,982,844  $  2,183,367   $    244,266   $          -  $          -
  Employee                                                2,539,372     2,807,843        387,633              -             -
                                                      -------------------------------------------------------------------------
Total contributions                                       4,522,216     4,991,210        631,899              -              -

Investment income:
  Interest                                                        -             -              -        757,563             -
  Dividends on CoreStates Financial Corp
    common stock                                                  -             -              -              -             -
  Dividend income                                         2,747,477       158,580          2,705            134
  Distribution of mutual funds' income                            -     1,716,185         65,367              -             -
                                                      -------------------------------------------------------------------------
Total investment income                                   2,747,477     1,874,765         68,072        757,697             -

Net realized and unrealized appreciation in
  fair value of investments                                       -     7,881,557        196,310              -             -
Participants' withdrawals                                         -             -              -     (6,841,220)  (40,741,952)
Transfer from IBI Savings Plan                            4,632,693     1,504,501        427,300              -             -
Transfer from IBI Capital Accumulation Savings Plan      10,206,238     2,208,981        284,274              -             -
Participants' interfund transfers                       (18,903,089)   (5,278,598)      (127,991)       593,929    40,752,812
Other receipts (disbursements)                                    -             -              -      6,526,461       (10,860)
                                                      -------------------------------------------------------------------------
Increase in net assets available
  for benefits during the year                            3,205,535    13,182,416      1,479,864      1,036,867             -

Net assets available for benefits at
   beginning of year                                     41,743,979    30,873,142      1,194,480     14,443,596             -
                                                      -------------------------------------------------------------------------
Net assets available for benefits at end of year       $ 44,949,514  $ 44,055,558   $  2,674,344   $ 15,480,463  $          -
                                                      =========================================================================

See accompanying notes.

                            CoreStates Savings Plan

                         Notes to Financial Statements

                    Years ended December 31, 1996 and 1995

1. Description of the Plan

The following brief description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan is a defined contribution, profit-sharing plan which covers qualified employees of CoreStates Financial Corp and certain of its subsidiaries ("the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee

The Plan provides for employee contributions on either an after-tax basis or a before-tax basis (up to $9,500 in 1996 and $9,240 in 1995) equal to any whole percentage of the participant's compensation up to 10% (5% is considered a Basic Contribution and amounts in excess of 5% are considered an optional contribution) for each payroll period.

Company

The Company makes a contribution to the Plan on behalf of each participant who has made Basic Contributions in each payroll period. The Company contribution is based on the number of years of service as follows:

        Participant's Years of Vesting                    Percent of
        Service Preceding Contribution                Basic Contribution
      --------------------------------------------------------------------
        Fewer than 2 years                                   50%
        At least 2 years but fewer than 3 years              75%
        3 years or more                                     100%

In 1995, the Company made a special qualified non-elective contribution to the CoreStates Common Stock Fund within the Plan for all eligible Plan participants who were defined as non-highly compensated employees. The contribution, which vested immediately, was made in an amount sufficient to purchase five shares of stock for each recipient, and totaled $1,813,967 which is reported as an Employer contribution on the Statement of Changes in Net Assets Available for Benefits for 1995.

                            CoreStates Savings Plan

1. Description of the Plan (continued)

Vesting

Employee contributions, rollovers, and qualified voluntary employee contribution accounts, as affected by investment results, are fully vested at all times. Employer contributions, other than qualified non-elective contributions, as affected by investment results, are 50% vested after 2 years of vesting service, and 100% vested after 3 years of vesting service. Employer contributions, also as affected by investment results, are fully vested upon termination of employment because of normal retirement, death, or disability.

Upon the participant's employment termination date, that portion of the Employer's contributions applicable to such participant which is not vested is forfeited and applied to reduce future Employer contributions.

Unvested portions are restored to participant's accounts if the participant is reemployed by the Company before incurring a five-year break in service.

Expenses

The expenses of the Plan, including but not limited to legal and accounting fees, shall be paid by the Plan unless voluntarily paid by the Company.

Payment of Benefits

Upon termination of employment, a participant may receive vested benefits as a lump-sum payment or if the participant's vested accrued benefit exceeds $3,500, the participant may elect to receive equal annual installments over a period not exceeding ten years. Also, a participant may elect to receive a distribution from the investment in the CoreStates Common Stock Fund in the form of CoreStates Financial Corp common stock.

Loans

Active participants, terminated participants and beneficiaries with accrued benefits under the Plan, may borrow funds from the Plan subject to requirements of the Plan. Loans advanced against employees' vested benefits in the Plan are deducted from the amount of any benefits which are payable to the participant upon termination.

                            CoreStates Savings Plan

                       Notes to the Financial Statements



1. Description of the Plan (continued)

Withdrawals

A participant shall be permitted to withdraw all or a portion of the amount in the participant's after-tax contribution account subject to the restrictions or penalties as set forth in the Plan.

Participants who apply for a hardship withdrawal under IRS regulations, or who cease to be a participant in the Plan, may receive their deferred account balance in full.

Investment Options

CoreStates Bank, N.A. (CBNA) serves as Trustee for the Plan. Seven funds, as of December 31, 1996, are maintained under the Plan for accumulation and investment of the participants' accounts. The funds are as follows:

A. CoreStates Financial Corp Common Stock Fund invests primarily in common stock of CoreStates Financial Corp;

B. CoreStates Equity Fund invests principally in the CoreFund Growth Equity Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks growth of capital and an increasing flow of dividends from a diversified portfolio of common stocks;

C. CoreStates Bond Fund invests principally in the CoreFund Short Intermediate Bond Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks consistent income by investing principally in a diversified portfolio of debt securities with an expected average weighted maturity of two to five years;

                            CoreStates Savings Plan

                         Notes to Financial Statements



1. Description of the Plan (continued)

Investment Options (continued)

D. CoreStates Liquidity Fund invests in the CoreFund Cash Reserve Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks current income with liquidity and stability of principal;

E. CoreStates Balanced Fund invests principally in the CoreFund Balanced Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks to provide total return while preserving capital;

F. CoreStates Equity Index Fund invests principally in the CoreFund Equity Index Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks to achieve price and yield performance similar to the S&P 500 Composite Index;

G. CoreStates International Growth Fund invests principally in the CoreFund International Growth Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks long-term growth of capital by investing in a portfolio of common stocks diversified by country and industry.

CoreStates Financial Corp provides investment advisory and custodial services for the above mutual funds.

2. Summary of Significant Accounting Policies

Basis of Investments

Investments are stated at fair value. The cost of investments sold is determined on an average historical cost basis. Loans are carried at the unpaid principal balance.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                             CoreStates Savings Plan

3. Investments

Investments are comprised of the following:

                                                            Shares             Average            Fair
                                                           or Units              Cost             Value
                                                      ------------------------------------------------------
December 31, 1996
CoreStates Financial Corp
  Common Stock Fund:
    Common Stock+                                      4,042,040 shares   $   103,656,676    $  210,426,578
    CoreFund Cash Reserve Fund Class Y                   652,433 units            652,433           652,433
                                                                          ----------------------------------
                                                                              104,309,109       211,079,011

CoreStates Equity Fund:
  CoreFund Cash Reserve Fund Class Y                     272,372 units            272,372           272,372
  CoreFund Growth Equity Fund Class Y+                 5,020,631 units         54,046,127        67,477,281
                                                                          ----------------------------------
                                                                               54,318,499        67,749,653

CoreStates Bond Fund:
  CoreFund Cash Reserve Fund Class Y                      78,555 units             78,555            78,555
  CoreFund Short Intermediate Bond Fund Class Y        1,872,959 units         18,435,305        18,467,382
                                                                          ----------------------------------
                                                                               18,513,860        18,545,937

CoreStates Liquidity Fund:
  CoreFund Cash Reserve Fund Class Y+                 43,178,687 units         43,178,687        43,178,687
                                                                          ----------------------------------
                                                                               43,178,687        43,178,687

CoreStates Balanced Fund:
  CoreFund Cash Reserve Fund Class Y                     333,016 units            333,016           333,016
  CoreFund Balanced Fund Class Y+                      3,892,692 units         41,653,831        48,113,675
                                                                          ----------------------------------
                                                                               41,986,847        48,446,691

CoreStates Equity Index Fund:
  CoreFund Cash Reserve Fund Class Y                      91,149 units             91,149            91,149
  CoreFund Equity Index Fund Class Y                     520,734 units         13,590,931        15,972,193
                                                                          ----------------------------------
                                                                               13,682,080        16,063,342

                             CoreStates Savings Plan

3. Investments (continued)

                                                     Shares                 Average                 Fair
                                                    or Units                  Cost                  Value
                                                -------------------------------------------------------------
December 31, 1996 (continued)
CoreStates International Growth Fund:
  CoreFund Cash Reserve Fund Class Y              35,190 units        $        35,190     $         35,190
  CoreFund International Growth Fund Class Y     370,476 units              4,742,304            4,774,783
                                                                      ---------------------------------------
                                                                            4,777,494            4,809,973

Employee Loan Fund:
  Participant Notes Receivable, with interest
    rates ranging from 5.5% to 11%                                         15,760,146           15,760,146
                                                                      ---------------------------------------
Total investments                                                     $   296,526,722     $    425,633,440
                                                                      =======================================
                                                      Shares                Average                Fair
                                                     or Units                 Cost                 Value
                                                -------------------------------------------------------------
December 31, 1995
CoreStates Financial Corp
  Common Stock Fund:
    Common Stock+                                4,032,226 shares        $ 94,131,414        $ 155,269,279
    CoreFund Cash Reserve Fund Class Y           2,864,798 units            2,864,798            2,864,798
                                                                      ---------------------------------------
                                                                           96,996,212          158,134,077

CoreStates Equity Fund:
  CoreFund Cash Reserve Fund Class Y               552,088 units              552,088              552,088
  CoreFund Growth Equity Fund Class Y+           4,258,812 units           42,310,632           52,681,507
                                                                      ---------------------------------------
                                                                           42,862,720           53,233,595

CoreStates Bond Fund:
  CoreFund Cash Reserve Fund Class Y               236,018 units              236,018              236,018
  CoreFund Short Intermediate Bond Fund
    Class Y+                                     1,791,719 units           17,638,993           17,863,434
                                                                      ---------------------------------------
                                                                           17,875,011           18,099,452

CoreStates Liquidity Fund:
  CoreFund Cash Reserve Fund Class Y+           45,022,599 units           45,022,599           45,022,599
                                                                      ---------------------------------------
                                                                           45,022,599           45,022,599

                             CoreStates Savings Plan

3. Investments (continued)

                                                         Shares               Average               Fair
                                                        or Units                Cost                Value
                                                ------------------------------------------------------------
December 31, 1995 (continued)
CoreStates Balanced Fund:
  CoreFund Cash Reserve Fund Class Y                 120,572 units     $        120,572     $        120,572
  CoreFund Balanced Fund Class Y+                  3,509,888 units           36,099,910           42,610,044
                                                                      --------------------------------------
                                                                             36,220,482           42,730,616

CoreStates Equity Index Fund:
  CoreFund Cash Reserve Fund Class Y                  51,422 units               51,422               51,422
  CoreFund Equity Index Fund Class Y                 285,131 units            6,635,377            7,447,623
                                                                      --------------------------------------
                                                                              6,686,799            7,499,045

CoreStates International Growth Fund:
  CoreFund Cash Reserve Fund Class Y                  25,722 units               25,722               25,722
  CoreFund International Growth Fund Class Y         193,732 units            2,346,351            2,524,360
                                                                      --------------------------------------
                                                                              2,372,073            2,550,082

Employee Loan Fund:
  Participant Notes Receivable, with interest
    rates ranging from 5.5% to 11%                                           15,262,405           15,262,405
                                                                      --------------------------------------
Total investments                                                      $    263,298,301     $    342,531,871
                                                                      ======================================

+Represents greater than 5% of net assets available for benefits.

Fair values are determined as follows: (1) CoreStates Financial Corp Common Stock - on the basis of the last reported sales price on the last business day of the year; and (2) Mutual funds - at net asset value at the close of business on the last business day of the year.

                             CoreStates Savings Plan

3. Investments (continued)

The Plan's investments are held by a bank-administered trust fund. During 1996 and 1995, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                                                 Net
                                                                             Appreciation
                                                                            (Depreciation)
                                                                            in Fair Value
                                                                         During 1996 and 1995
                                                                    -------------------------------
Fair value as determined by quoted market prices:
  Common stock:
    CoreStates Financial Corp common stock                           $55,275,161       $47,411,963
  Mutual funds:
    CoreFund Growth Equity Fund Class Y                                4,478,287        12,453,132
    CoreFund Short Intermediate Bond Fund Class Y                       (201,219)          879,214
    CoreFund Equity Index Fund Class Y                                 1,959,144           847,648
    CoreFund Balanced Fund Class Y                                       736,370         7,881,557
    CoreFund International Growth Fund Class Y                           (55,468)          196,310
                                                                    -------------------------------
                                                                     $62,192,275       $69,669,824
                                                                    ===============================

4. Plan Termination

CoreStates has the authority to terminate the Plan at any time. If the Plan were to be terminiated, each participant would remain fully entitled to the value of his or her account.

5. Plan Mergers

As a result of the June 27, 1994 acquisition by CoreStates Financial Corp of Independence Bancorp, Inc., (IBI), participants of the Independence Savings Plan and Independence Capital Accumulation Plan became eligible for coverage under the CoreStates Savings Plan effective September 1, 1994. The remaining net assets (approximately $ 13.5 million as of December 31, 1994) of the Independence Savings Plan were transferred to the CoreStates Savings Plan during 1995. Eligible participants of the Independence Capital Accumulation Plan became eligible for coverage under the CoreStates Savings Plan effective January 1, 1995. All remaining assets (approximately $23.5 million as of December 31, 1994) of the Independence Capital Accumulation Plan were transferred into the CoreStates Savings Plan during 1995.

                             CoreStates Savings Plan

6. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has subsequently been amended. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. Subsequent Events

Effective January 1, 1997, the name of the Plan was changed to the CoreStates Employee Stock Ownership and Savings Plan. This change was the result of the addition of an employee stock ownership feature to the Plan. Additional changes were made to certain provisions of the Plan as described in the following paragraph.

Beginning January 1, 1997, participants may make contributions on either an after-tax basis or a before-tax basis (up to $9,500 in 1997) equal to any whole percentage of the participant's compensation up to 12% (8% is considered a basic contribution and amounts in excess of 8% are considered optional contributions) for each payroll period. CoreStates will make a variable contribution to the Plan on behalf of each participant who has made basic contributions up to 4% of base pay. This contribution varies between 50% to 100% of the participant's contribution based on CoreStates' attainment of its performance targets. CoreStates has determined that the variable match for 1997 will be 100%. 50% of the Company contribution will be made in Company stock. CoreStates will also make a contribution to the Plan of 50% on behalf of each participant who has made basic contributions of 5% -8% of a base pay. Vesting of these contributions under the CoreStates Employee Stock Ownership and Savings Plan is identical to that of the CoreStates Savings Plan as described in Note 1. Participants should refer to the Plan Highlights Brochure for more complete information.

Effective January 1, 1997, participants of the Meridian Bancorp, Inc. Employees Savings Plan and the Meridian Bancorp, Inc. Employee Stock Ownership Plan became eligible to participate in the Plan as a result of the April 9, 1996 acquisition by CoreStates Financial Corp of Meridian Bancorp, Inc. As a result, the net assets of the Meridian Bancorp, Inc. Savings Plan (approximately $194 million as of December 31, 1996) and the net assets of the Meridian Bancorp, Inc. Employee Stock Ownership Plan (approximately $72 million as of December 31, 1996) were transferred into the Plan as of January 1, 1997. The merger of the Plan into the CoreStates Employee Stock Ownership Plan does not constitute a termination.

                             CoreStates Savings Plan

                 Line 27-a--Assets Held for Investment Purposes

                                December 31, 1996


    Description                  Shares or Units     Average Cost    Fair Value
--------------------------------------------------------------------------------
CoreStates Financial Corp*
    Common Stock                 4,042,040 shares    $103,656,676   $210,426,578

CoreFund* Balanced Fund
    Class Y                       3,892,692 units      41,653,831     48,113,675

CoreFund* Cash Reserve Fund
    Class Y                      44,641,402 units      44,641,402     44,641,402

CoreFund* Growth Equity
    Fund Class Y                  5,020,631 units      54,046,127     67,477,281

CoreFund* Short Intermediate
    Bond Fund Class Y             1,872,959 units      18,435,305     18,467,382

CoreFund* Equity Index Fund
    Class Y                         520,734 units      13,590,931     15,972,193

CoreFund* International Growth
    Fund Class Y                    370,476 units       4,742,304      4,774,783

Participant Notes Receivable,
    with interest rates ranging
    from 5.5% to 11.0%                                 15,760,146     15,760,146
                                                     ---------------------------
Total investments                                    $296,526,722   $425,633,440
                                                     ===========================


*Indicates a party-in-interest to the Plan.

                             CoreStates Savings Plan

                       Line 27-d--Reportable Transactions

                          Year ended December 31, 1996

                                                                                             (A)           (A)
Identity of                                         Description                           Purchase       Selling        Gain
Parties Involved                                     of Assets                              Price         Price        (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category III--A series of transactions in a security issue aggregating
----------------------------------------------------------------------
    in excess of 5% of plan assets
    ------------------------------

CoreFund Cash Reserve Fund Class Y  Purchased 50,752,370 units in 579 transactions;
                                    sold 54,984,189 units in 408 transactions           $ 50,752,370  $ 54,984,189   $         -

CoreFund Growth Equity Fund         Purchased 1,257,299 units in 35 transactions;
    Class Y                         sold 367,591 units in 15 transactions                 17,011,841     5,246,669     1,418,008

CoreStates Financial Corp           Purchased 586,913 units in 115 transactions;
                                    sold 445,221 units in 35 transactions                 24,366,707    20,493,327     9,512,496


There were no Category I, II or IV transactions during the year ended December 31, 1996.

(A) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto authorized.



                                        CORESTATES SAVINGS PLAN



Date: June 27, 1997                  By:/s/ Vikram H. Dewan
                                        ------------------------------
                                        Vikram H. Dewan

                           CoreStates Financial Corp
                                 EXHIBIT INDEX

                                                                  Sequentially
Exhibit No.                    Description                          Numbered

   23                Consent of Independent Auditors                   18